EXHIBIT 11.12

EXFO INC.
(the “Corporation”)

DIRECTOR SHARE OWNERSHIP POLICY

PURPOSE:

The Corporation’s Director Share Ownership Policy (“Policy”) is designed to align the financial interests of directors with those of the Corporation’s shareholders and to reinforce the Corporation’s commitment to sound corporate governance. In this regard, the Board of Directors of the Corporation has adopted this share ownership policy.

APPLICABILITY:

This Policy shall apply to all non-employee members of the Board of Directors (individually each an “Independent Board Member”).

POLICY:

Each Independent Board Member must elect to receive at least fifty percent (50%) of their annual retainer for directors in the form of Deferred Share Units of the Corporation (“DSU”). The DSU received shall be redeemable only according to the terms Deferred Share Units Plan of the Corporation.

ADMINISTRATION AND VIOLATION:

The Human Resources Committee of the Board shall be responsible for monitoring and enforcing the application of this Policy. In the event an Independent Board Member does not comply with the terms of this Policy and does not elect to receive the required portion of its annual retainer in DSU, the Corporation shall have the right to automatically provide the required portion of the member’s annual retainer in DSU, in compliance with this Policy.

EFFECTIVE DATE:

This Policy shall be effective as of September 1, 2013.

Adopted September 25, 2013